Exhibit 16

Ernst & Young LLP 3900 One Shell Square 701 Poydras Street New Orleans, Louisiana 70139-9869	Phone (504) 581-4200 www.ey.com
February 12, 2007
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated February 12, 2007, of The Shaw Group Inc. and are in agreement with the statements contained in the first pargraph, the first sentence of the second paragraph, and the third through sixth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in section (A) of the fifth paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2006 financial statements.
A Member Practice of Ernst & Young Global